Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 30, 2023

Reference is made to the Notice of Annual General Meeting (the “AGM”) dated June 2, 2023 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated June 2, 2023 (the “Circular”) of Zhihu Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and/or the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on June 30, 2023 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China. All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 319,601,988 Shares, comprising 300,755,702 Class A Ordinary Shares (including the 3,175,879 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”)) and 18,846,286 Class B Ordinary Shares, which was the total number of shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions at the AGM. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the AGM, and therefore, there was no Shareholder who was required to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holders to attend and vote on the resolutions numbered 1 to 6 at the AGM was 319,601,988 Shares, comprising 300,755,702 Class A Ordinary Shares (including the 3,175,879 Bulk Issuance Shares as of the Share Record Date) and 18,846,286 Class B Ordinary Shares.

According to the Articles of Association, (i) with regard to the resolutions 1, 2(a)(i), 2(a)(ii), 2(b), 3, 4 and 5, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(iii) and 6, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the reports of the directors of the Company and auditor thereon.	Class A ordinary shares	126,342,181 (99.999174%)	1,044 (0.000826%)	9,869	126,343,225	126,343,225
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	314,805,041 (99.999668%)	1,044 (0.000332%)	9,869	145,189,511	314,806,085
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(i)	To re-elect Mr. Henry Dachuan Sha as an executive director.	Class A ordinary shares	124,200,428 (98.303200%)	2,143,809 (1.696800%)	8,857	126,344,237	126,344,237
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	312,663,288 (99.319009%)	2,143,809 (0.680991%)	8,857	145,190,523	314,807,097
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(ii)	To re-elect Mr. Bing Yu as a non-executive director.	Class A ordinary shares	124,179,085 (98.288237%)	2,162,672 (1.711763%)	11,337	126,341,757	126,341,757
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	312,641,945 (99.313011%)	2,162,672 (0.686989%)	11,337	145,188,043	314,804,617
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the Companies Act (As Revised) of the Cayman Islands and the Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2(a)(iii)	To re-elect Mr. Hanhui Sam Sun as an independent non-executive director.	Class A ordinary shares	124,077,579 (98.207899%)	2,264,172 (1.792101%)	11,343	126,341,751	126,341,751
		Class B ordinary shares	18,846,286 (100.000000%)	0 (0.000000%)	0	18,846,286	18,846,286
		TOTAL NUMBER (CLASS A & CLASS B)	142,923,865 (98.440524%)	2,264,172 (1.559476%)	11,343	145,188,037	145,188,037
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(b)	To authorize the board of directors of the Company to fix the remuneration of directors.	Class A ordinary shares	126,314,006 (99.978192%)	27,553 (0.021808%)	11,535	126,341,559	126,341,559
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	314,776,866 (99.991248%)	27,553 (0.008752%)	11,535	145,187,845	314,804,419
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	110,654,086 (87.581129%)	15,690,581 (12.418871%)	8,427	126,344,667	126,344,667
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	299,116,946 (95.015818%)	15,690,581 (4.984182%)	8,427	145,190,953	314,807,527
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.	To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	126,340,211 (99.998478%)	1,923 (0.001522%)	10,960	126,342,134	126,342,134
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	314,803,071 (99.999389%)	1,923 (0.000611%)	10,960	145,188,420	314,804,994
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company by the aggregate number of the shares and/or shares underlying the ADSs repurchased by the Company.	Class A ordinary shares	110,829,946 (87.723918%)	15,509,539 (12.276082%)	13,609	126,339,485	126,339,485
		Class B ordinary shares	188,462,860 (100.000000%)	0 (0.000000%)	0	18,846,286	188,462,860
		TOTAL NUMBER (CLASS A & CLASS B)	299,292,806 (95.073245%)	15,509,539 (4.926755%)	13,609	145,185,771	314,802,345
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2023.	Class A ordinary shares	126,340,335 (99.998559%)	1,821 (0.001441%)	10,938	126,342,156	126,342,156
		Class B ordinary shares	18,846,286 (100.000000%)	0 (0.000000%)	0	18,846,286	18,846,286
		TOTAL NUMBER (CLASS A & CLASS B)	145,186,621 (99.998746%)	1,821 (0.001254%)	10,938	145,188,442	145,188,442
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

Mr. Dahai Li and Mr. Henry Dachuan Sha have attended the AGM in person whereas Mr. Yuan Zhou, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen have attended the AGM through the telecommunications facilities. Mr. Zhaohui Li and Mr. Bing Yu, each a non-executive director of the Company, did not attend the AGM due to other business arrangements.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, June 30, 2023

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as executive directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive directors.